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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2005



                        Commission File Number: 000-11743





                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]



         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                                           Page
                                                                                                           ----
Announcement of Revised Dividend Forecast for the 57th Fiscal Year Ended March 31, 2005                      3

Signature                                                                                                    4

Exhibit Index                                                                                                5
-------------

Exhibit 1   Announcement of Revised Dividend Forecast for the 57th Fiscal Year Ended March 31, 2005          6




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                    ANNOUNCEMENT OF REVISED DIVIDEND FORECAST
                  FOR THE 57TH FISCAL YEAR ENDED MARCH 31, 2005

         We recently announced a revision to our dividend forecast for the fiscal year ended March 31, 2005. Attached as Exhibit 1 hereto is an English translation of this announcement.



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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    WACOAL CORP.
                                    (Registrant)



                                    By:   /s/ Ikuo Otani
                                          --------------------------------------
                                          Ikuo Otani
                                          Corporate Officer
                                          Director of Finance, Corporate
                                          Planning


Date:    April 11, 2005



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                                  EXHIBIT INDEX

                                                                                                 Page
                                                                                                 ----
Exhibit 1         Announcement of Revised Dividend Forecast for the 57th
                  Fiscal Year Ended March 31, 2005                                                6




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                                    EXHIBIT 1

                    ANNOUNCEMENT OF REVISED DIVIDEND FORECAST
                  FOR THE 57TH FISCAL YEAR ENDED MARCH 31, 2005


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                             (English Translation)

                                                                  April 11, 2005

To whom it may concern:
                                     WACOAL CORP.
                                     Yoshikata Tsukamoto, President and Director
                                     (Code Number:  3591)
                                     (Tokyo Stock Exchange, First Section)
                                     (Osaka Securities Exchange, First Section)
                                     Contact:  Ikuo Otani, Corporate Officer,
                                     Director of Finance, Corporate Planning
                                     (Tel: 075-682-1010)


                    Announcement of Revised Dividend Forecast
                    -----------------------------------------
                  for the 57th Fiscal Year Ended March 31, 2005
                  ---------------------------------------------

         We hereby announce that the board of directors of the Company resolved at a board meeting held on April 11, 2005 to revise the dividend forecast for the 57th fiscal year ended March 31, 2005 as described below.

1.       Reason for revision of the dividend forecast (dividend increase)

         The Company is currently preparing new mid- and long-term business strategies aimed at increasing our business value. While recognizing the importance of retained earnings to our future growth strategy and considering the most effective use of our retained earnings, we have also reconsidered our dividend policy from the standpoint of returning profits to our shareholders.

2.       Revision details

         Dividend for the fiscal year ended March 31, 2005

                                                                          Dividend per share
                                                                          ------------------
Revised forecast                                                          20.00 yen

Prior forecast (announced on January 27, 2005)                            15.00 yen

Prior year's dividend (fiscal year ended March 31, 2004)                  15.00 yen



(Note) The Company has not established an interim dividend policy.


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